

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
John E.D. Toth
Chief Financial Officer
ARC Document Solutions, Inc.
1981 N. Broadway, Suite 385
Walnut Creek, CA 94596

> **Re:** **ARC Document Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 001-32407**

Dear Mr. Toth:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

2. Summary of Significant Accounting Policies

Segment and Geographic Reporting, page F-13

1. Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill, from this disclosure pursuant to ASC 280-10-55-23.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 25

Annual Awards, page 32

2. We note the use of pre-tax adjusted EPS growth to determine the annual incentive bonus in 2013 for your President and CEO and the May 2014 amendment to his employment agreement to use Adjusted EBITDA growth in 2014. We further note under "Recent Key Compensation Program Changes" your intent to use pre-determined corporate and individual performance objectives to determine the incentive compensation bonuses of all NEOs, other than your President and CEO, under your annual incentive bonus plan in 2014. Please disclose the targeted and actual amounts of performance objectives for the most recently completed year to provide investors with greater insight into how the compensation committee determines the amount of incentive bonus earned by each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director